UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 2020

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On November 13, 2020, Akari Therapeutics, Plc (the “Company”) announced that it will hold a General Meeting of Shareholders on December 8, 2020. In connection with the meeting, the Company furnished the following documents:

1.	Notice and Proxy Statement to Shareholders dated November 13, 2020

2.	Form of Proxy Card

The Notice and Proxy Statement furnished as Exhibit 99.1 proposes a shareholder resolution to change the currency of the Company’s ordinary shares from pounds sterling to US dollars. This will align the currency of the shares with the Company’s accounting currency, which is expected to reduce accounting costs and (by removing a requirement to account for stock warrants as liabilities) increase the Company’s accounting net asset value.

The resolution will also reduce the nominal (par) value of an ordinary share to USD0.0001, in order to give a round number and increase the Company’s financial and capital flexibility. For technical company law reasons, this reduction of nominal value will involve the issue of deferred shares, which will immediately be cancelled.

Following the completion of these proposals, the number of ordinary shares in issue will be the same as immediately before the changes and each shareholder’s proportionate interest in the Company will remain unchanged. The only change will be to the nominal value of a share. The rights attaching to the ordinary shares of USD0.0001 (including voting, dividend and capital rights) will be unchanged and there will also be no direct effect on the value of the Company’s ADSs.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

99.1	Notice of General Meeting of Shareholders and Proxy Statement

99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Chief Executive Officer and Chief Operating Officer

Date: November 16, 2020